                                                                       EXHIBIT 1

November 22, 2006

Dear Shareholder,

     You are cordially invited to attend the 2006 Annual General Meeting of
Shareholders of TTI Team Telecom International Ltd. to be held on Thursday,
December 28, 2006, at 5:00 p.m. (Israel time), at our executive offices at 7
Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel.

     We encourage you to read carefully the accompanying proxy
statement/information statement, which discusses in detail the various matters to be voted upon at the Annual General Meeting.

     YOUR VOTE IS VERY IMPORTANT! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States.

     We appreciate your continuing interest in TTI Team Telecom International
Ltd.

                                          Very truly yours,

                                          MEIR LIPSHES
                                          CHAIRMAN OF THE BOARD OF DIRECTORS

                       TTI TEAM TELECOM INTERNATIONAL LTD.

            NOTICE OF THE 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that the 2006 Annual General Meeting of Shareholders
(the "Meeting" or "Annual General Meeting") of TTI Team Telecom International
Ltd. (the "Company") will be held on Thursday, December 28, 2006, at 5:00 p.m.
(Israel time), at the offices of the Company, 7 Martin Gehl Street, Kiryat
Aryeh, Petach Tikva, Israel, for the following purposes:

          (1) To re-appoint Kost, Forer, Gabbay & Kasierer as the Company's independent auditors until the next annual general meeting of shareholders, and to authorize the board of directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so;

          (2) To re-elect Meir Lipshes, Meir Dvir, Ilan Toker, and Lior Bregman to the Company's board of directors;

          (3) To re-elect Doron Zinger as an outside director for an additional three year term commencing on April 1, 2007;

          (4) To approve the grant of options to members of the Company's board of directors (excluding Meir Lipshes);

          (5) To approve the extension of the exercise period of options granted to Mr. Meir Lipshes, the Chairman of the Company's board of directors;

          (6) To consider the financial statements of the Company for the year ended December 31, 2005; and

          (7) To transact such other business as may properly come before the
     Meeting or any adjournment thereof.

     Shareholders of record at the close of business on November 27, 2006, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. A copy of our financial statements is enclosed with, but does not constitute part of, the accompanying proxy statement. Joint holders of shares should take note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share.

     Shareholders who are unable to attend the Annual General Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

                                            By Order of the Board of Directors

                                            MEIR LIPSHES
                                            CHAIRMAN OF THE BOARD OF DIRECTORS

November 22, 2006

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                              7 Martin Gehl Street
                              Petach Tikva, Israel

                                 PROXY STATEMENT

     This proxy statement is being furnished to the Company's shareholders in connection with the solicitation of proxies by the board of directors of the
Company for use at the 2006 Annual General Meeting of shareholders to be held on
Thursday, December 28, 2006, and at any adjournment thereof. This proxy statement and the accompanying form of proxy are first being mailed to our shareholders on or about November 28, 2006.

PURPOSE OF THE 2006 ANNUAL GENERAL MEETING

     The agenda of the 2006 Annual General Meeting will be as follows:

          (1) To re-appoint Kost, Forer, Gabbay & Kasierer as the Company's independent auditors until the next annual general meeting of shareholders, and to authorize the board of directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so;

          (2) To re-elect Meir Lipshes, Meir Dvir, Ilan Toker, and Lior Bregman to the Company's board of directors;

          (3) To re-elect Doron Zinger as an outside director for an additional three year term commencing on April 1, 2007;

          (4) To approve the grant of options to members of the Company's board of directors (excluding Meir Lipshes);

          (5) To approve the extension of the exercise period of options granted to Mr. Meir Lipshes, the Chairman of the Company's board of directors;

          (6) To consider the financial statements of the Company for the year ended December 31, 2005; and

          (7) To transact such other business as may properly come before the
     Meeting or any adjournment thereof.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

RECORD DATE; OUTSTANDING SECURITIES; QUORUM

     Only holders of record of our shares at the close of business on November
27, 2006, the Meeting record date, are entitled to notice of, and to vote at, the 2006 Annual General Meeting. The Company had 15,464,064 Ordinary Shares, NIS
0.50 nominal value each ("Ordinary Shares"), and 3,472,753 Series A Preferred
Shares, NIS 0.50 nominal value each ("Series A Preferred Shares"), outstanding on November 17, 2006. Each Ordinary Share and each Series A Preferred Share outstanding on the Meeting record date will entitle its holder to one vote upon each of the matters to be presented at the 2006 Annual General Meeting.

A quorum must be present in order for the 2006 Annual General Meeting to be held. According to our Articles of Association, the quorum at the Meeting shall be at least two shareholders present in person or by proxy, holding or representing at least a majority of the total voting rights in the Company. If within one hour from the time established for the commencement of the 2005
Annual General Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, Thursday, January 4, 2006, at the same time and place or, if the Chairman of the board of directors of the Company so determines, with the consent of a majority of the shares represented at the
Meeting, in person or by proxy, and voting on the question of adjournment, to such other day, time and place as shall be so determined at the adjourned meeting, any two members present, in person or by proxy, shall constitute a quorum.

     Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes "for" or "against" the matter.

PROXIES

     Proxies for use at the 2006 Annual General Meeting are being solicited by the board of directors of the Company. Proxies are being mailed to shareholders on or about November 28, 2006, and will be solicited primarily by mail; however, certain of the Company's officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of our shares.

     All shares represented by properly executed proxies received by the Company seventy-two (72) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the 2006 Annual General Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the 2006 Annual
General Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies)
in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time up to one hour prior to commencement of the meeting by communicating such revocation in writing to the Company's Chief Financial
Officer or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the 2006 Annual General
Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to TTI Team Telecom
International Ltd., 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel,
Attention: Israel (Eli) Ofer, Chief Financial Officer.

SECURITY OWNERSHIP

ORDINARY SHARES

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding ordinary shares as of
November 17, 2006.

                                                               PERCENTAGE     PERCENTAGE
                                                                 OF OUR         OF OUR
                                                  NUMBER OF    OUTSTANDING   OUTSTANDING
                                                   ORDINARY      ORDINARY       SHARE
NAME OF SHAREHOLDER                               SHARES HELD    SHARES(1)     CAPITAL*
-------------------                               -----------    ---------     --------

Shlomo Eisenberg (2)(3)(4)                         4,335,937       28.1%       22.9%
Neuberger & Berman L.P. (5)                        1,180,332        7.7%        6.2%
Rima Management, LLC and Richard Mashaal (6)         996,980        6.5%        5.3%
S Squared Technology, LLC (7)                        909,091        5.9%        4.8%

*    Based on an aggregate of 18,936,817 ordinary and preferred shares outstanding as of November 17, 2006.

(1)  Based on 15,464,064 ordinary shares outstanding as of November 17, 2006.
     Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

(2)  Shlomo Eisenberg holds 594,836 ordinary shares, and his wife, Tirza
     Eisenberg, holds 188,912 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14.9% of Team Computers and Systems Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial
     Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Team Computers and Team Software
     Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(3)  Arad, directly and indirectly (through a wholly owned corporation), holds
     2,958,788 ordinary shares. In addition, Arad owns 59.1% of Team Computers and, therefore, may be deemed to beneficially own the ordinary shares held by Team Computers and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(4)  Team Software holds 588,101 ordinary shares. Team Computers holds 5,300 ordinary shares. Since Team Computers holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the ordinary shares held by Team Software. Team Computers, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of October 25, 2006,
     Meir Lipshes, the Chairman of our board of directors, owned approximately
     8.5% of Team Computers' shares. Meir Lipshes is also a director of us, and therefore may be deemed to beneficially own the ordinary shares owned by
     Team Software and Team Computers. Mr. Lipshes disclaims any such beneficial ownership. As of October 25, 2006, Meir Lipshes owned approximately 2.1% of our outstanding shares directly.

(5)  As of May 9, 2006, based on a Schedule 13D/A filed by Neuberger & Berman with the U.S. Securities and Exchange Commission on May 25, 2006. Neuberger
     & Berman L.P. is a registered broker-dealer that is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of the ordinary shares of many unrelated clients. Neuberger & Berman L.P. is affiliated with Neuberger
     Berman Asset Management LLC, the General Partner of LibertyView Special
     Opportunities Fund, LP and LibertyView Funds, LP. Neuberger Berman Asset
     Management LLC is the investment advisor for LibertyView Special
     Opportunities Fund, LP, LibertyView Funds, LP and Trust D for a Portion of
     the Assets of the Kodak Retirement Income Plan, which collectively hold
     56.1% of our outstanding Series A Preferred Shares (representing 13.3% of our total outstanding share capital), and 999,999 warrants to purchase ordinary shares which are exercisable within 60 days. For further details, please see the table of holders of Series A Preferred Shares below.

(6)  As of August 8, 2005, based on a Schedule 13G filed by Rima Management, LLC and Richard Mashaal with the U.S. Securities and Exchange Commission on
     January 13, 2006. The Schedule 13G indicates that Rima Management, LLC and
     Richard Mashaal share voting and dispositive power as to the 996,980 ordinary shares.

(7)  As of December 31, 2005, based on a Schedule 13G filed by S Squared
     Technology, LLC with the U.S. Securities and Exchange Commission on
     February 10, 2006.

SERIES A PREFERRED SHARES

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding preferred shares as of
November 17, 2006.

                                 NUMBER OF SERIES   PERCENTAGE OF OUR
                                  A CONVERTIBLE     OUTSTANDING SERIES PERCENTAGE OF OUR
                                 PREFERRED SHARES      A PREFERRED        OUTSTANDING
NAME OF SHAREHOLDER                     HELD            SHARES(1)       SHARE CAPITAL*
-------------------                     ----            ---------       --------------

LibertyView Funds(2)                 1,799,998            51.8%             9.5%
Leaf Investment Funds(3)               909,091            28.5%             4.8%
Close Finsbury Funds(4)                536,364            15.4%             2.8%

*    Based on 18,936,817 ordinary and preferred shares outstanding as of
     November 17, 2006.

(1)  Based on 3,472,753 Series A Preferred Shares outstanding as of November 17,
     2006.

(2)  LibertyView Special Opportunities Fund, LP holds 763,635 Series A Preferred
     Shares, and warrants to purchase 545,454 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share.
     LibertyView Funds, LP holds 909,090 Series A Preferred Shares, and warrants to purchase 363,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Trust D for a Portion of the
     Assets of the Kodak Retirement Income Plan holds 127,273 Series A Preferred
     Shares, and warrants to purchase 90,909 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share.
     LibertyView Special Opportunities Fund, LP, LibertyView Funds, LP and Trust
     D for a Portion of the Assets of the Kodak Retirement Income Plan have a common investment advisor, Neuberger & Berman LLC, that has voting and dispositive power over the shares held by them, which is exercised by
     Richard A. Meckler. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different accounts managed by the same investment advisor. The General Partner of LibertyView Special
     Opportunities Fund, LP and LibertyView Funds, LP is Neuberger Berman Asset
     Management, LLC, which is affiliated with Neuberger & Berman L.P., a registered broker-dealer. The shares were purchased for investment in the ordinary course of business and at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the shares. Trust D for a Portion of the Assets of the Kodak
     Retirement Income Plan is not in any way affiliated with a broker-dealer.

(3)  Leaf Investment Partners, LP holds 708,059 Series A Preferred Shares, and warrants to purchase 283,224 ordinary shares which are exercisable within
     60 days, with an exercise price of $2.50 per share. Leaf Offshore
     Investment Fund, Ltd. holds 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Leaf Investment Partners, LP and
     Leaf Offshore Investment Fund, Ltd. have a common investment advisor, Sy
     Goldblatt, who has voting and dispositive power over the shares held by them. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different funds managed by the same investment advisor.

(4)  Close Finsbury Eurotech holds 45,455 Series A Preferred Shares, and warrants to purchase 18,182 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Finsbury Global
     Investment Technology Fund holds 6,818 Series A Preferred Shares, and warrants to purchase 2,727 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Tech & General VCT holds warrants to purchase 12,727 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Finsbury
     Technology Trust holds 484,091 Series A Preferred Shares, and warrants to purchase 193,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Finsbury Eurotech, Close
     Finsbury Global Investment - Technology Fund, Consulta, Close Tech &
     General VCT and Finsbury Technology Trust have a common investment advisor,
     Reabourne Technology Investment Management Ltd., that has voting and dispositive power over the shares beneficially owned by them, which is exercised by Michael Bourne. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different funds managed by the same investment advisor.

DIRECTORS AND EXECUTIVE OFFICERS

The following table details as of November 17, 2006 the number of our ordinary shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days).

                                                               NUMBER OF     PERCENT OF
                                                                 SHARES        SHARES
NAME AND ADDRESS                                                  OWNED      OUTSTANDING
----------------                                                  -----      -----------

Lior Bregman (1)                                                 253,908        1.36%
Meir Lipshes (2) (3)                                             513,440         2.7%
All other members of senior management, as a group
   (consisting of 11 persons, other than Lior Bergman and
   Meir Lipshes) (4)                                             189,330           *

*    less than 1% of our outstanding ordinary shares.

(1)  Lior Bregman, our director, is the beneficial owner of LB Capital
     Investments, which holds approximately 1.36% of our voting power, comprised of 181,818 of our ordinary, and warrants to purchase 72,727 of our ordinary shares which are exercisable within 60 days.

(2)  The number of shares owned includes 75,000 options exercisable into ordinary shares within 60 days. The options have exercise prices of $3 per share, and expire on October 15, 2008.

(3)  As of November 17, 2006, Team Computers and its wholly-owned subsidiary,
     Team Software Industries Ltd., beneficially owned 593,401 of our ordinary shares, representing approximately 3.1% of our outstanding share capital and voting rights. As of November 17 2006, Meir Lipshes, the Chairman of
     our board of directors and our former Chief Executive Officer, owned approximately 8.5% of Team Computers' shares.

(4)  The number of shares owned consists solely of options exercisable into ordinary shares within 60 days. The options have exercise prices ranging from $3.5 per share to $8 per share, and expire between June 30, 2009 and
     January 10, 2011.

                    AGENDA OF THE 2006 ANNUAL GENERAL MEETING

ITEM 1 - APPOINTMENT OF AUDITORS

     At the Meeting, the shareholders will be asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, independent certified public accountants in Israel, and a member of the Ernst & Young international accounting firm, to serve as our auditors until the next annual general meeting of shareholders. The auditors have no relationship with us or with any of our affiliates, except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services.

     The shareholders will also be asked to authorize our board of directors to delegate to our audit committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2005, we paid Kost Forer Gabbay & Kasierer $169,700 for auditing and audit-related services and $55,650 for tax related services.

          It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Kost, Forer, Gabbay & Kasierer be appointed as the auditors of the Company until immediately following the next annual general meeting of shareholders.

     RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the auditors, or to delegate the Audit Committee thereof to do so."

     Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on this matter.

     THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS VOTE
FOR THE APPROVAL OF THE PROPOSED RESOLUTIONS.

ITEM 2 -ELECTION OF DIRECTORS

     At the Meeting, shareholders will be asked to re-elect the following four directors to our board of directors:

     Meir Lipshes
     Meir Dvir
     Ilan Toker
     Lior Bregman

     JULIE KUNSTLER AND DORON ZINGER CONTINUE TO SERVE AS OUR OUTSIDE DIRECTORS.

     The following information is supplied with respect to each person recommended to be re-elected to the board of directors of the Company, and is based upon the records of the Company and information furnished to it by the nominees.

     MEIR LIPSHES served as one of our directors since we commenced independent operations in September 1992. On December 29, 2004, Mr. Lipshes became the
Chairman of our board of directors. Mr. Lipshes also served as our Chief
Executive Officer from January 1996 through September 2004, and from March 2005 through November 2005 (on an interim basis). Mr. Lipshes continues to be engaged by us in the capacity of Executive Director. Mr. Lipshes was one of the founders and is a current shareholder of Team Computers and Systems Ltd., served as Team
Computer's President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitech-Eichut Ltd. from November 1994 until September 1996. Mr. Lipshes has been a director of Team Computers since 1972 and a director of Omnitech since
1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

     DR. MEIR DVIR became a director in 1997. Since 1994, Dr. Dvir has served as
President of Dea Shnia Ltd. Dr. Dvir additionally has held the following positions, among others: Board member of Bank Leumi Ltd. from 1999 to 2005,
Board member of TAT Technologies Ltd. since 1994, Executive Vice President of
R&D and Business Development at I.A.I. Ltd. from 1985 to 1994, Director of the
Aircraft Division of I.A.I. Ltd. from 1987 to 1989, Chief Operating Officer of
Elscint Ltd. from 1984 to 1985, and President of I.A.I. Ltd. from 1982 to 1983.
Dr. Dvir holds a Masters Degree and a Ph.D. in physics from the Hebrew
University, Israel.

     ILAN TOKER became a director in 2004. Mr. Toker is an executive of Arad
Investments and Industry Development Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange), where he has served as the
President since 2002, and as the Chief Financial Officer since 2000. Since 1997
Mr. Toker is the Chief Financial Officer of Isras Investment Company Ltd. (a
company the shares of which are publicly traded on the Tel Aviv Stock Exchange, and an affiliate company of Arad Investments and Industrial Development Ltd.).
Mr. Toker is a director in the following companies: Malam Systems Ltd., Comtec
Ltd., Omnitech-Eichut Ltd. and Hassin Esh Ceramic Products Company (1990) Ltd.
Mr. Toker holds a BA in accounting and economics and an MBA degree, both from
Tel Aviv University.

     LIOR BREGMAN became a director in 2004. From 1988 to 2001, Mr. Bregman served as a Managing Director with CIBC/Oppenheimer. Mr. Bregman was involved in the development of CIBC/Oppenheimer's hi-tech effort, with responsibility for its telecommunication equipment research effort in general, and the wireless communication area in particular, as well as its research on defense and Israeli companies. Until 2001, Mr. Bregman was also a partner in Genesis I, an
Israeli-based venture capital fund, and also served on the investment committee of Genesis II. Prior to joining CIBC/Oppenheimer, Mr. Bregman served as a research analyst at Hambrecht & Quist. Mr. Bregman is currently a director of
ViryaNet. Mr. Bregman holds a BA from the Hebrew University of Jerusalem, and an
MBA from Stanford University.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Meir Lipshes be re-elected to the Board of Directors of the
Company, effective immediately.

     RESOLVED, that Meir Dvir be re-elected to the Board of Directors of the
Company, effective immediately.

     RESOLVED, that Ilan Toker be re-elected to the Board of Directors of the
Company, effective immediately.

     RESOLVED, that Lior Bregman be re-elected to the Board of Directors of the
Company, effective immediately."

     Approval of the election of each of the nominees named above as a director will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR
THE ELECTION OF ALL OF THE NOMINEES NAMED ABOVE.

ITEM 3 - RE-ELECTION OF DORON ZINGER AS AN OUTSIDE DIRECTOR

     Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Israeli
Companies Law, 5759-1999 (the "Companies Law") to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or the company's affiliates, as such terms are defined in the
Companies Law. The term "affiliation" includes: an employment relationship; a business or professional relationship maintained on a regular basis; control;
and service as an office holder. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director.

     The outside directors generally must be elected by the shareholders. The term of an outside director is three years and may be extended for an additional three years. Under the Companies Law, each committee of a company's board of directors empowered with powers of the board of directors is required to include at least one outside director, except that the audit committee must be comprised of at least three directors, including all of the outside directors.

     Mr. Doron Zinger commenced his term as an outside director on April 1,
2004, and his appointment will expire on April 1, 2007, unless he is re-elected for an additional three years. We would like Mr. Zinger to complete his current term, and to re-elect him for an additional three year term that will commence on April 1, 2007.

     According to the Companies Law, the term of a director commences upon his election, unless the company's articles of association permit a later effective date. At our Special General Meeting of Shareholders held on August 10, 2006, our shareholders approved an amendment to our Articles of Association to allow a director's term to commence as of a date later than the date of the shareholder resolution electing said director, if so specified in said shareholder resolution.

     Accordingly, we are asking our shareholders to approve the re-election of
Doron Zinger as an outside director, upon the expiration of his current term, for an additional three year term commencing on April 1, 2007.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Doron Zinger be re-elected as an outside director of the
     Company, for an additional three year term that will commence on April 1,
     2007, the date upon which his current term will expire."

     The re-election of Mr. Zinger as an outside director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

     THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS VOTE
FOR THE APPROVAL OF THE PROPOSED RESOLUTION.

ITEM 4 - GRANT OF STOCK OPTIONS TO DIRECTORS

     We currently pay our directors, other than Meir Lipshes, an annual compensation of approximately $19,300 each and approximately $380 (approximately
$190 per telephone meetings) per board meeting or per board committee meeting in which they participate. We have not granted options under the Company's share option plans to these directors.

                                       10

     Under the Companies Law, compensation of the directors requires the approval of the Audit Committee, Board of Directors and shareholders, in that order. On November 14, 2006, our audit committee, followed by our board of directors, approved the grant of stock options to each of our directors
(including outside directors), other than Meir Lipshes, as follows:

          o    Each director will receive options to purchase 15,000 ordinary shares at an exercise price of $3.50 per share;

          o    The options will vest over a period of three years, with a third
               (5,000) to vest upon each anniversary of the grant, provided that the director still serves on the Company's Board of Directors on such date;

          o    The options will expire on November 14, 2011; and

          o    The options shall be subject to the terms of the Company's 2004
               Share Option Plan, except that the vested options may be
               exercised up to 180 days following the date upon which the director cease his or her relationship with the Company (rather than 90 days).

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the proposed grants of options to each of the Company's directors (other than Mr. Lipshes), as described in the Company's Proxy
Statement dated November 22, 2006, are ratified and approved in all respects."

     The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter is required to approve the aforesaid resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED
RESOLUTION.

ITEM 5 - APPROVAL OF EXTENSION OF MEIR LIPSHES' OPTION EXERCISE PERIOD

     Meir Lipshes, the Chairman of our board of directors, currently holds options to purchase up to 75,000 of our ordinary shares, all of which are currently exercisable.

     Under the terms of our 2004 Option Plans, grantees are entitled to exercise vested options for up to 90 days following the date upon which they cease their relationship with the Company, unless the board of directors or a committee thereof determines otherwise. In March 2006, the compensation committee of our board of directors resolved to extend this period to up to 180 days for option grantees that are directors and officers of the Company.

     Since Mr. Lipshes is a director of the Company, Israeli law requires that the amendment of his option terms be approved by our audit committee, board of directors and shareholders, in that order. On November 14 2006, our audit committee, followed by our board of directors, approved the extension of the option exercise period applicable to Mr. Lipshes' options.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the extension of the option exercise period that will apply in the event of a cessation of Meir Lipshes' relationship with the Company from up to 90 days to up to 180 days, be approved."

                                       11

     The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter is required to approve the aforesaid extension of Mr. Lipshes' option exercise period.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED
RESOLUTION.

ITEM 6 - CONSIDERATION OF THE FINANCIAL STATEMENTS OF THE COMPANY

     At the Meeting, the auditors' report and our audited consolidated financial statements for the fiscal year ended December 31, 2005 (together, the "2005
Financial Statements") will be presented for discussion as required by the
Companies Law.

     The 2005 Financial Statements are included in our Annual Report on Form
20-F, which we filed with the Securities and Exchange Commission (SEC) on April
11, 2006. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

     This item will not involve a vote of the shareholders.

OTHER MATTERS

     It is not anticipated that there will be presented at the 2006 Annual
General Meeting any matters other than those on the agenda described above. If any other matters should come before the 2006 Annual General Meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

                                              By Order of the Board of Directors

                                              MEIR LIPSHES
                                              CHAIRMAN OF THE BOARD OF DIRECTORS

Dated: November 22, 2006